Exhibit 99.1

News release…

Date: 4 December 2003
Ref: PR330g

Major Expansion of Hamersley Iron’s Dampier Port and Yandicoogina Mine

Rio Tinto has approved the expansion of Hamersley Iron’s (Rio Tinto 100 per cent) Dampier port and Yandicoogina mine in the Pilbara region of Western Australia. Total investment will be US$920 million.

The port expansion will increase iron ore capacity from 74 million tonnes per annum to 116 million tonnes per annum. The Yandicoogina mine will increase output to 36 million tonnes per annum. Capacity is around 20 million tonnes per annum although a current project to increase output to 24 million tonnes per annum is nearing completion.

Rio Tinto’s decision to expand iron ore capacity in the Pilbara is a significant step in ensuring its ability to meet the needs of customers and the strong growth in demand for iron ore in China.

Construction on both projects is scheduled to begin later this month, subject to environmental, heritage and other approvals. The Yandicoogina mine expansion is expected to be commissioned in early 2005. Completion of the port expansion is scheduled for late 2005, with progressive commissioning from early 2005.

Studies are progressing into providing additional rail, power and other infrastructure to complement the new port and mine requirements. Studies into further new mine capacity to meet future growth in demand are also advanced.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885